SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549
                                __________

                               SCHEDULE 13G
                              (Rule 13d-102)

          Information Statement Pursuant to Rules 13d-1 and 13d-2
               Under the Securities Exchange Act of 1934(1)


                          LINENS 'N THINGS, INC.
                             (Name of Issuer)



                               COMMON STOCK
                      (Title of Class of Securities)


                                535679-10-4
                              (CUSIP Number)





----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 535679-10-4                                        Page 2 of 7 Pages

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CVS CORPORATION  05-0494040 (See Item 2(a) and Item 4(a))
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

                                                                   (b) [ ]
     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

              DE

      NUMBER OF           5    SOLE VOTING POWER
        SHARES                    6,267,758 (See Item 4(a))
     BENEFICIALLY         6    SHARED VOTING POWER
       OWNED BY                   None
         EACH             7    SOLE DISPOSITIVE POWER
      REPORTING                   6,267,758 (See Item 4(a))
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                                            None

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,267,758 (See Item 4(a))

    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 32.5%

    12    TYPE OF REPORTING PERSON*

            CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.

         (a)   Name of Issuer:

               Linens 'n Things, Inc., a Delaware corporation (the "Company").


         (b)   Address of Issuer's Principal Executive Offices:

               6 Brighton Road
               Clifton, NJ  07015


Item 2.

         (a)   Name of Person Filing:

               CVS Corporation ("CVS"). As described in Item 4(a) below, CVS owns 6,267,758 shares of common stock of the Company indirectly through wholly owned subsidiaries of CVS.


         (b)   Address of Principal Business Office, or, if None, Residence:

               The address of the principal business office of CVS is 1 CVS Drive, Woonsocket, Rhode Island 02895.


         (c)   Citizenship:

               CVS is a Delaware corporation.


         (d)   Title of Class of Securities:

               The class of securities to which this statement relates is the Common Stock of the Company.


         (e)   CUSIP Number:

               535679-10-4


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


         (a)   [ ]    Broker or dealer registered under Section 15 of the Act,






         (b)   [ ]    Bank as defined in Section 3(a)(6) of the Act,






         (c)   [ ]    Insurance Company as defined in Section 3(a)(19) of the
                      Act,





         (d)   [ ]    Investment Company registered under Section 8 of the
                      Investment Company Act,






         (e)   [ ]    Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940,





         (f)   [ ]    Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see Rule
                      13d-1(b)(1)(ii)(F),





         (g)   [ ]    Parent Holding Company, in accordance with Rule 13d-
                      1(b)(1)(ii)(G) (Note: See Item 7),





         (h)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


               Inapplicable.


Item 4.        Ownership.

         (a)   Amount Beneficially Owned:

               CVS is the direct parent company of CVS New York, Inc., a New York corporation formerly named "Melville Corporation" ("CVS New York"). CVS New York is the direct parent company of CVS Center, Inc., a New Hampshire corporation. CVS, Inc., a Rhode Island corporation, is a direct subsidiary of CVS Center, Inc., and CVS, Inc. is the direct parent company of CVS H.C., Inc., a Minnesota corporation. CVS H.C., Inc. is the direct parent company of Nashua Hollis CVS, Inc., a New Hampshire corporation ("Nashua Hollis").

               Prior to December 2, 1996, all the outstanding capital stock of the Company was owned directly by Nashua Hollis, and was owned indirectly by CVS through the aforementioned wholly owned subsidiaries of CVS.

               On December 2, 1996, CVS ( through its indirect wholly-owned subsidiary, Nashua Hollis) consummated an initial underwritten public offering (the "IPO") of 13,000,000 shares of Common Stock of the Company held by Nashua Hollis. After giving effect to the IPO (and as of December 31, 1996), CVS (indirectly through Nashua Hollis) beneficially owned 6,267,758 shares of Common Stock of the Company.


         (b)   Percent of Class:

               Approximately 32.5%.


         (c)   Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote: 6,267,758

               (ii)    Shared power to vote or to direct the vote: None

               (iii)   Sole power to dispose or direct the disposition of:
                       6,267,758

               (iv)    Shared power to dispose or to direct the disposition of:
                       None


Item 5.        Ownership of Five Percent or Less of a Class.

               Inapplicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

               Inapplicable.


Item 8.        Identification and Classification of Members of the Group.

               Inapplicable.


Item 9.        Notice of Dissolution of Group.

               Inapplicable.


Item 10.       Certification.

               Inapplicable.




                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 1997


                          CVS CORPORATION


                          By:   /s/ Charles Conaway
                          ------------------------------
                           Name:Charles Conaway
                           Title:Chief Financial Officer










Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).